Exhibit 99.1

LAVA THERAPEUTICS N.V.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Loss

and Comprehensive Loss

(in thousands, except share and per share amounts) (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
Revenue
Research and license revenue	6	€1,781	€827	€3,599	€1,419
Total revenue		1,781	827	3,599	1,419
Operating expenses:
Research and development	7	(5,714)	(3,292)	(25,476)	(9,302)
General and administrative	8	(3,213)	(660)	(6,969)	(2,013)
Total operating expenses		(8,927)	(3,952)	(32,445)	(11,315)

Operating loss		(7,146)	(3,125)	(28,846)	(9,896)
Interest income		22	—	22	—
Interest expense		(161)	(92)	(425)	(200)
Foreign currency exchange loss, net		(139)	(143)	(486)	(411)
Total non-operating expenses		(278)	(235)	(890)	(611)

Loss before income tax		(7,424)	(3,360)	(29,736)	(10,507)
Income tax expense		(38)	—	(85)	—
Net loss		€(7,462)	€(3,360)	€(29,821)	€(10,507)
Foreign currency translation adjustment		1,582	(184)	1,178	(184)
Total comprehensive loss		€(5,880)	€(3,544)	€(28,643)	€(10,691)
Net loss per share
Net loss per share, basic and diluted		€(0.23)	€(8.43)	€(1.62)	€(24.38)
Weighted average common shares outstanding, basic and diluted		25,775,538	420,563	17,730,337	438,464

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Financial Position

(in thousands)

		September 30,	December 31,
	Notes	2021	2020
		(unaudited)
Assets
Non-current assets
Property and equipment, net		€1,210	€906
Right-of-use assets		444	311
Deferred tax assets		15	—
Non-current assets and security deposits		605	626
Total non-current assets		2,274	1,843
Current assets
Trade receivables and other		1,209	929
Prepaid expenses and other current assets	10	3,784	95
Deferred offering costs		—	661
VAT receivable		265	274
Investments	11	36,159	—
Cash and cash equivalents		86,524	12,881
Total current assets		127,941	14,840
Total assets		€130,215	€16,683
Equity and Liabilities
Equity
Share capital		€3,093	€—
Share premium		—	35,159
Equity-settled employee benefits reserve		3,272	801
Foreign currency translation reserve		831	(347)
Additional paid-in capital		162,813	—
Accumulated deficit		(59,228)	(29,406)
Total equity		110,781	6,207
Non-current liabilities
Deferred revenue	6	—	1,480
Lease liabilities		275	221
License liabilities	5	4,437	—
Borrowings		3,519	2,935
Total non-current liabilities		8,231	4,636
Current liabilities
Trade payables and other		1,646	760
Lease liabilities		294	168
License liabilities	5	4,437	—
Accrued expenses and other current liabilities		2,547	1,362
Deferred revenue	6	2,280	3,550
Total current liabilities		11,203	5,840
Total liabilities		19,434	10,476
Total equity and liabilities		€130,215	€16,683

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share amounts) (unaudited)

		Preference
										Equity-
										settled	Foreign
			Series A		Series B		Series C	Ordinary		employee	currency
		Series A	Share	Series B	Share	Series C	Share	share	Share	benefits	translation		Accumulated
	Note	shares	premium	shares	premium	shares	premium	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at June 30, 2021		—	€—	—	€—	—	€—	25,775,538	€3,093	€2,195	€(751)	€162,813	€(51,764)	€115,586
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(7,464)	(7,464)
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	1,582	—	—	1,582
Share-based compensation expense	9	—	—	—	—	—	—	—	—	1,077	—	—	—	1,077
Balance at September 30, 2021		—	€—	—	€—	—	€—	25,775,538	€3,093	€3,272	€831	€162,813	€(59,228)	€110,781

		Preference
										Equity-
										settled	Foreign
			Series A		Series B		Series C	Ordinary		employee	currency
		Series A	Share	Series B	Share	Series C	Share	share	Share	benefits	translation		Accumulated
	Note	shares	premium	shares	premium	shares	premium	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2021		1,037,595	€629	3,899,766	€16,001	4,133,805	€18,529	281,775	€—	€801	€(347)	€—	€(29,406)	€6,207
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(29,822)	(29,822)
Share split		—	(124)	—	(468)	—	(497)	—	1,123	—	—	(34)	—	—
Issuance of Series C preferred shares, net		—	—	—	—	9,945,221	50,581	—	1,193	—	—	—	—	51,774
Repurchase of Series A and common shares		(718,250)	(349)	—	—	—	—	(165,750)	(106)	—	—	(4,153)	—	(4,608)
Conversion of Preference shares		(319,345)	(156)	(3,899,766)	(15,533)	(14,079,026)	(68,613)	18,298,137	—	—	—	84,302	—	—
Issuance of common stock in initial public offering, net	1,4	—	—	—	—	—	—	6,700,000	804	—	—	74,839	—	75,643
Issuance of Greenshoe common stock		—	—	—	—	—	—	425,712	51	—	—	4,887	—	4,938
Issuance of VUmc common stock		—	—	—	—	—	—	235,664	28	—	—	2,972	—	3,000
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	1,178	—	—	1,178
Share-based compensation expense	9	—	—	—	—	—	—	—	—	2,471	—	—	—	2,471
Balance at September 30, 2021		—	€—	—	€—	—	€—	25,775,538	€3,093	€3,272	€831	€162,813	€(59,228)	€110,781

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share amounts) (unaudited)

		Preference
										Equity-
										settled	Foreign
			Series A		Series B		Series C	Ordinary		employee	currency
		Series A	Share	Series B	Share	Series C	Share	share	Share	benefits	translation		Accumulated
	Note	shares	premium	shares	premium	shares	premium	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at June 30, 2020		1,755,845	€1,065	3,899,766	€16,001	—	€—	447,525	€—	€574	€—	€—	€(19,326)	€(1,686)
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(3,360)	(3,360)
Issuance of Series C preferred shares, net		—	—	—	—	4,133,805	18,529	—	—	—	—	—	—	18,529
Repurchase of Series A and common shares		(718,250)	(436)	—	—	—	—	(165,750)	—	—	—	(3,643)	—	(4,079)
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	9	—	—	—	—	—	—	—	—	53	(184)	—	—	(131)
Balance at September 30, 2020		1,037,595	€629	3,899,766	€16,001	4,133,805	€18,529	281,775	€—	€627	€(184)	€(3,643)	€(22,686)	€9,273

		Preference
										Equity-
										settled	Foreign
			Series A		Series B		Series C	Ordinary		employee	currency
		Series A	Share	Series B	Share	Series C	Share	share	Share	benefits	translation		Accumulated
	Note	shares	premium	shares	premium	shares	premium	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2020		1,755,845	€1,065	3,899,766	€16,001	—	€—	447,525	€—	€324	€—	€—	€(12,179)	€5,211
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(10,507)	(10,507)
Issuance of Series C preferred shares, net		—	—	—	—	4,133,805	18,529	—	—	—	—	—	—	18,529
Repurchase of Series A and common shares		(718,250)	(436)	—	—	—	—	(165,750)	—	—	—	(3,643)	—	(4,079)
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	9	—	—	—	—	—	—	—	—	303	(184)	—	—	119
Balance at September 30, 2020		1,037,595	€629	3,899,766	€16,001	4,133,805	€18,529	281,775	€—	€627	€(184)	€(3,643)	€(22,686)	€9,273

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands) (unaudited)

		Nine Months Ended September 30,
	Notes	2021	2020
Cash flows from operating activities
Loss before income tax		€(29,736)	€(10,507)
Adjusted for:
Depreciation and amortization of non-current assets		196	135
Foreign currency exchange loss, net		487	411
Non-cash lease amortization		(133)	169
Share-based compensation expense	9	2,471	303
Income tax expense		(85)	—
Amortization of premium on investments		134
Changes in working capital:
Trade receivables and other		(281)	(53)
VAT receivable		9	(150)
Other assets		(3,682)	(115)
Trade accounts payable and other		885	1,225
Deferred revenue	6	(2,750)	5,978
License liabilities		11,873	—
Other liabilities		1,185	690
Net cash used in operating activities		(19,427)	(1,914)
Cash flows from investing activities
Purchase of property and equipment		(500)	(378)
Purchase of investments		(36,292)	—
Net cash used in investing activities		(36,792)	(378)
Cash flows from financing activities
Proceeds from common shares from initial public offering, net	14	81,242	—
Proceeds from Series C preferred financing, net		51,774	18,907
Payment of Series A preferred and common shares repurchased		(4,609)	(4,079)
Proceeds from borrowings		584	1,327
Payment of principal portion of lease liabilities		180	(102)
Net cash provided by financing activities		129,171	16,053
Net increase in cash and cash equivalents		72,952	13,761
Cash and cash equivalents at the beginning of year		€12,881	€6,544
Effects of exchange rate changes on the balance of cash held in foreign currencies		691	(595)
Cash and cash equivalents at end of the period		€86,524	€19,710
Supplemental schedule of noncash investing and financing activities:
Issuance of 235,664 common shares to VUmc in lieu of payment for license liabilities		€3,000	€—

LAVA Therapeutics N.V.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

LAVA Therapeutics N.V., together with its subsidiary, is a clinical-stage biotechnology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers (gamma delta bsTCEs) for the potential treatment of solid tumors and hematological malignancies. The company’s innovative approach utilizes bispecific antibodies engineered to selectively kill cancer cells via the triggering of Vγ9Vδ2 T cell antitumor effector functions upon cross-linking to tumor associated antigens. LAVA Therapeutics N.V. was incorporated in 2016 and is headquartered in Utrecht, the Netherlands. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to LAVA Therapeutics N.V. and its subsidiary.

On March 29, 2021, the Company completed an initial public offering (“IPO”) of common shares in the United States pursuant to its registration statement on Form F-1, as amended (File No. 333-253795). The common shares are listed for trading under the symbol “LVTX” on The Nasdaq Global Select Market (“Nasdaq”). Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of €0.12 par value common stock at a price of €12.60 or $15.00 per share. Net proceeds from the IPO were approximately €75.5 million ($89.0 million) after deducting underwriting discounts and commissions of €5.9 million ($7.0 million) and offering costs of €3.8 million ($4.5 million). In March 2021, the Company also received €47.2 million in proceeds from the Series C financing, net of repurchasing Series A Preferred and common shares.

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of €12.60 or $15.00 per share resulting in additional IPO net proceeds to the Company of €4.9 million ($5.9 million) after deducting underwriting discounts and commissions of €0.3 million ($0.4 million).

In connection with becoming a public company, on March 29, 2021 the Company changed its name from “LAVA Therapeutics, B.V.” to “LAVA Therapeutics N.V.” The address of the Company’s registered office is Yalelaan 60, 3584 CM Utrecht, the Netherlands.

The Audit Committee of the Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on November 10, 2021.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2020 and 2019 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or IASB.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Cash and Cash Equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position is comprised of cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

Our objective in managing our cash resources (cash, cash equivalents and marketable securities) is to preserve principal, achieve liquidity requirements, and safeguard funds. We maintain our cash resources in accordance with our investment policy, which defines allowable investments, specifies credit quality standards and is designed to limit our credit exposure to any single issuer. Cash and cash equivalents include deposits and investments. Marketable securities include commercial paper, treasury bills and securities issued by several public corporations and the Dutch, EU or U.S. Treasury. A minimum of two times the amount of expected monthly cash outflow must be liquid at the beginning of each month. Our invested cash resources are deployed to achieve our operating objectives in furthering our programs. We are prohibited from borrowing for investment purposes and from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management.

For the purposes of the condensed consolidated interim statements of cash flows, cash and cash equivalents consist of cash, short-term deposits and highly-rated corporate bonds, as defined above, net of outstanding bank overdrafts.

There were no new standards, interpretations, or amendments that became effective in the current reporting period which had an impact on the unaudited condensed consolidated interim financial statements.

Investments in Debt Securities

As of September 30, 2021, we have determined that we have the intent and ability to hold all investments in debt securities until maturity. Accordingly, all investments are recorded at amortized cost on our condensed consolidated interim statements of financial position, with the amortization of bond premiums or discounts and earned interest income recorded in our condensed consolidated interim statements of loss.

Reclassification

Certain prior period amounts have been reclassified to conform to the current quarter presentation, including insurance costs of €0.5 million that, for the six months ended June 30, 2021, were allocated to research and development and are now fully allocated as a general and administrative expense, with no impact to earnings per share. This reclassification more accurately reflects the nature of these insurance costs as general and administrative expenses rather than an indirect cost allocated to research and development expenses. There was no impact to any period during the fiscal year ended December 31, 2020 as a result of this reclassification.

Note 3—Significant Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payments, lease accounting, and to our research and license agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first nine months of 2021 or 2020, due to conditions that existed at December 31, 2020, or 2019, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first nine months of 2021 or 2020.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

Note 4—Initial Public Offering

On March 29, 2021, the Company completed an IPO of common shares pursuant to its registration statement on Form F-1, as amended (file 333-253795) under the symbol “LVTX” in the United States on Nasdaq. Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of €0.12 par value common share at a price of €12.60 or $15.00 per share. Net proceeds from the IPO were approximately €75.5 million ($89.0 million) after deducting underwriting discounts and commissions of €5.9 million ($7.0 million) and offering costs of €3.8 million ($4.5 million).

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of €12.60 or $15.00 per share resulting in additional IPO proceeds to the Company of €4.9 million ($5.9 million) after deducting underwriting discounts and commissions of €0.3 million ($0.4 million).

Note 5—License Liabilities

On February 25, 2021, the VUmc Agreement was restated, due to the Company’s IPO which triggered a €12.1 million payment (the VUmc payment). The VUmc payment was calculated as the following:

●	The Company shall issue common shares equal to €3.0 million divided by the IPO price and €200,000 in cash; and
●	On each of the first and second anniversary of the IPO, the Company shall pay €4.4 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of the initial public offering.

During the nine months ended September 30, 2021, the Company issued 235,664 common shares at €12.73 per share representing the €3.0 million in accordance with the VUmc agreement. Of the remaining part of the VUmc payment of €9.1 million, €4.4 million was classified as a non-current liability and €4.4 million was classified as a current liability in the unaudited condensed consolidated interim statements of financial position as of September 30, 2021.

Note 6—Revenue

Research and License Revenue

In May 2020, the Company entered into the Janssen Agreement. As part of the Janssen Agreement, the Company received a non-refundable upfront payment of €7.4 million, which is being recognized on a straight-line basis over the two-year term of the research activities under agreement. As of September 30, 2021 there was €2.3 million of remaining unearned income related to this payment. During the three months ended September 30, 2021, we earned a €0.9 million research milestone under the agreement.

The Company’s deferred revenue balance relates to amounts received, but not yet earned under the Janssen Agreement. The following table presents changes in the deferred revenue balance (in thousands):

Balance at January 1, 2020	€—
Deferral of revenue	7,397
Recognized during the period	(2,367)
Balance at December 31, 2020	5,030
Recognized during the period	(2,750)
Balance at September 30, 2021	€2,280

Revenue for the nine months ended September 30, 2021 and 2020 was €3.6 million and €1.4 million, respectively, which related to the upfront payment.

Note 7—Research and Development Expenses

Research and development expenses for the three and nine months ended September 30, 2021 and 2020 were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Pre-clinical and clinical trial expenses	€3,710	€2,155	€8,235	€6,755
Personnel-related costs	1,295	536	3,142	1,186
Research and development activities expenses	424	229	1,048	669
Share-based compensation expense	168	25	472	92
Other expenses	117	185	506	438
VUmc license expenses	—	162	12,073	162
	€5,714	€3,292	€25,476	€9,302

Note 8—General and Administrative Expenses

General and administrative expenses for the three and nine months ended September 30, 2021 and 2020 were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Personnel-related costs	€1,066	€521	€2,215	€1,196
Share-based compensation expense	909	28	1,999	211
Facilities, fees and other related costs	754	14	1,424	150
Professional and consultant fees	484	96	1,331	455
	€3,213	€660	€6,969	€2,013

Note 9—Share-based awards

As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available, and the Company established the 2021 Long-Term Incentive Option Plan (the Plan) for all its employees, members of the Board of Directors and select external consultants.

Stock Options

There were 2,373,633 stock options outstanding as of September 30, 2021 at a weighted-average exercise price of €3.93 per share. During the nine months ended September 30, 2021, 684,088 options were granted to employees and directors at a weighted-average exercise price of €10.10 per share.

Total compensation cost recognized for all stock option awards for the three and nine months ended September 30, 2021 and 2020 were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Research and development	€168	€25	€472	€92
General and administrative	909	28	1,999	211
	€1,077	€53	€2,471	€303

The fair value of the share options has been measured using the Black-Scholes model. The assumptions used in the measurement of the fair values and the weighted average of the share options granted during the nine months ended September 30, 2021:

Expected annual volatility	80.10%
Expected life, years	6.08
Dividend yield	—
Risk-free interest rate	(0.53%) - 1.18%
Weighted average grant date fair value	€6.90

The Company estimates volatility based on the historical volatility of its peer group. The unrecognized remaining stock-based compensation balance for shares issued inside of the Plan was approximately $3.3 million as of September 30, 2021, which is expected to amortize over 1.5 years.

Note 10—Prepaid Expenses

Prepaid expenses as of September 30, 2021 and December 31, 2020 were as follows (in thousands):

	September 30,	December 31,
	2021	2020
Pre-clinical and clinical trial expenses	€2,133	€—
Insurance expenses	1,406	—
License fees	—	44
Interest income receivable	221	—
Other expenses	24	51
	€3,784	€95

Note 11—Investments in Debt Securities

Our investments in debt securities consist entirely of investments in highly-rated corporate bonds, with maturities ranging from three months to one year. All of these investments are classified as current assets on our condensed consolidated interim statements of financial position. As of September 30, 2021 the carrying value and fair value of our investments each was €36.2 million.

All investments in debt securities have investment-grade credit quality indicators as published by Moody’s and Standard & Poor’s (S&P). As of September 30, 2021, our investments in debt securities had credit quality indicators ranging from A3 – AAA as published by Moody’s, and A- - AAA as published by S&P. Given the high quality ratings of these investments in debt securities, we have not recorded an allowance for credit losses as of September 30, 2021.

Note 12—Share Capital

The share capital of LAVA Therapeutics N.V. consisted of 25,775,538 outstanding common shares at a nominal value of €0.12 per share as of September 30, 2021.